SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark one)

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 001-32374
Symmetry Medical Inc. 401k Plan

(Full title of the plan and the address of the plan if different from that of the issuer named below)

Symmetry Medical Inc.

3724 N. State Road 15

Warsaw, Indiana 46582

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

Required Information

The Plan is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules have been prepared in accordance with the financial reporting requirements of ERISA and are included in this Report.

Report of Independent Registered Public Accounting Firm

Board of Directors, Audit Committee and Plan Administrator

Symmetry Medical Inc. 401(k) Plan

Warsaw, Indiana

We have audited the accompanying statements of net assets available for benefits of Symmetry Medical Inc. 401(k) Plan (Plan) as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Symmetry Medical Inc. 401(k) Plan as of December 31, 2011 and 2010, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements as a whole. The accompanying supplemental schedule listed in the table of contents is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

BKD, LLP

Fort Wayne, Indiana

June 26, 2012

Symmetry Medical Inc. 401(k) Plan

Statements of Net Assets Available for Benefits
December 31, 2011 and 2010

	2011	2010

Assets
Investments, at fair value	$48,985,125	$48,240,163
Receivables
Symmetry Medical Inc. and subsidiaries contributions	29,275	16,180
Participants’ contributions	—	33,910
Notes receivable from participants	2,441,756	2,272,538

Total receivables	2,471,031	2,322,628

Total assets	51,456,156	50,562,791

Liabilities

Excess contributions payable	120	29,646

Net Assets Available for Benefits, At Fair Value	51,456,036	50,533,145

Adjustment from fair value to contract value for interest in collective investment trust fund relating to fully benefit-responsive investment contracts	(93,242)	(63,615)

Net Assets Available for Benefits	$51,362,794	$50,469,530

See Notes to Financial Statements

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Symmetry Medical Inc. 401(k) Plan

Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2011 and 2010

	2011	2010

Additions
Investment income (loss)
Net (depreciation) appreciation in fair value of investments	$(1,641,509)	$4,454,327
Interest	218,943	345,153
Dividends	522,879	461,896
	(899,687)	5,261,376

Contributions
Symmetry Medical Inc. and subsidiaries	1,575,892	915,889
Participants and rollovers	5,028,195	4,063,800
	6,604,087	4,979,689
Total additions	5,704,400	10,241,065

Deductions
Benefits paid to participants	4,714,251	3,692,198
Administrative expenses	96,885	12,770

Total deductions	4,811,136	3,704,968

Net Increase	893,264	6,536,097

Net Assets Available for Benefits, Beginning of Year	50,469,530	43,933,433

Net Assets Available for Benefits, End of Year	$51,362,794	$50,469,530

See Notes to Financial Statements

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Symmetry Medical Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2011 and 2010

Note 1:          Description of the Plan

The following description of the Symmetry Medical Inc. 401(k) Plan (Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions which is available from the Plan Administrator.

General

The Plan is a defined-contribution plan which provides retirement benefits for substantially all full-time employees of Symmetry Medical Inc. and certain subsidiaries (Company) who have at least three months of service and are age 21 or older and meet other eligibility requirements as defined by the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participants may defer and contribute an amount up to 25% of their annual compensation, as defined by the Plan, not to exceed certain dollar limitations that are set by law. Participants age 50 or older may elect to defer and contribute additional amounts to the Plan up to a maximum that is set by law. Participants may also make rollover contributions of amounts representing distributions from other qualified defined-benefit or defined-contribution plans. The Company may contribute a discretionary amount equal to a matching percentage of the participant’s deferred contribution for each payroll period. Each year, the Company may make discretionary profit-sharing contributions in addition to the matching contribution. The Company may designate as a qualified nonelective contribution to all or any portion of its profit-sharing contribution. Participants must meet certain requirements as defined in the Plan to share the discretionary matching and profit-sharing contributions. These conditions do not apply in the year of a participant’s death, disability or retirement or after normal retirement age.

Additionally, the Plan allows participants to change the amount of their contribution (salary deferral) on a periodic basis and to direct the investment of their funds and contributions on a daily basis. Currently, a participant may select from several diversified mutual funds and collective investment trust funds offering different investment objectives. The Plan offers the common stock of the Company as an investment alternative under the Plan. Participants may not make an election to allocate more than 20% of their deferrals (contributions) nor to reallocate more than 20% of their account balances to the Company’s stock.

During 2011 and 2010, the Company elected to match 50% of a participant’s before-tax contributions up to 8% of eligible wages with a maximum of $4,000. The Company suspended the discretionary match for all participants from October 1, 2009 through July 1, 2010. The Company may also, at its discretion, make additional profit-sharing contributions to the Plan in an amount determined by the Company’s Board of Directors. There were no discretionary profit-sharing contributions in 2011 or 2010.

Effective May 1, 2011, the Plan was amended to allow eligible participants to elect to make after-tax contributions, as defined by the Plan, not to exceed certain dollar limitations that are set by law.

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Symmetry Medical Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2011 and 2010

Effective December 30, 2011, any former employee of Codman & Shurtleff who was hired by the Company, shall be credited, for eligibility and vesting purposes, with any years of service completed with Codman & Shurtleff.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions and Plan earnings. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions. As of December 31, 2011 and 2010, forfeited, nonvested accounts totaled $12,276 and $166,009, respectively.

Notes Receivable from Participants

Participants may borrow approved amounts from their fund accounts at no less than $1,000 and no greater than (a) 50% of his or her account balance, or (b) $50,000 reduced by the excess, if any, of a participant’s highest outstanding balance of loans during the 12-month period ending on the day before the new loan is made over a participant’s current balance of loans from the Plan. The term of repayment of a loan other than a home loan must not be greater than five years. The term of repayment of a home loan must generally not be greater than 15 years. A loan is secured by the balance in the participant’s vested account and bears interest at a rate commensurate with local prevailing rates as determined by the Plan Administrator at the time of the loan. Principal and interest is paid ratably through payroll deductions. The maximum number of loans that a participant may have at any one time is two. Should the participant terminate as an employee of the Company, the balance of the outstanding loan (including any accrued interest) becomes due and the participant’s vested account may be used to pay the balance of the outstanding loans.

Vesting

Participants are immediately vested in their contributions, including rollover contributions, and qualified nonelective contributions plus actual earnings thereon. Vesting in the Company’s matching and profit-sharing contribution portion of their accounts plus actual earnings thereon is based on years of continuous service as follows:

Years of Service	Percentage Vested and Nonforfeitable
1	25%
2	50
3	75
4	100

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Symmetry Medical Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2011 and 2010

Payment of Benefits

Upon termination of service or death, disability or retirement, a participant with a vested account balance exceeding $5,000 will receive a lump-sum distribution equal to the vested value of his or her account or periodic (monthly, quarterly or annual) installments over a period of not more than the participant’s or participant and spouse’s assumed life expectancy. Separated participants with vested account balances not exceeding $1,000 that have not made an election within 60 days will receive lump-sum distributions as soon as administratively feasible. The Plan also provides for participant loans as described above and certain hardship withdrawals. Distributions of benefits are recorded as withdrawals from the Plan and reduction of net assets available for Plan benefits in the period paid to the participant.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Note 2:          Summary of Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a collective trust. The Statements of Net Assets Available for Benefits presents the fair value of the investment in the collective trust fund, as well as the adjustment of the investment in the collective trust fund from fair value to contract value relating to the investment contracts. The statements of changes in net assets available for benefits are prepared on a contract-value basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

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Symmetry Medical Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2011 and 2010

Valuation of Investments and Income Recognition

The Plan’s investments are stated at fair value. Shares of registered investment companies (mutual funds) are valued at quoted market prices, which represent the net asset value of the shares held by the Plan at year-end. The Plan’s interest in the collective trust fund is valued at the net asset value (NAV) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities and then divided by the number of shares outstanding. The NAV’s unit price is quoted by the administrator of the fund and the market is not active.

The investment in Symmetry Medical Inc. stock fund has been unitized and is comprised of cash and Symmetry Medical Inc. common stock. The Plan holds a nominal amount of these units in cash in order to provide liquidity for timely distributions. At December 31, 2011 and 2010, these units are comprised of 34,036 and 31,525 shares of Symmetry Medical Inc. common stock and cash of $14,485 and $7,228, respectively.

Purchases and sales of securities are accounted for on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Administrative Expenses

Administrative, recordkeeping and trustee expenses for the Plan are charged to the Plan. All other administrative expenses are paid by the Company. Administrative expenses are recognized when incurred. During 2011, the Plan classified certain investment fees within administrative expenses in accordance with fee disclosure requirements effective in 2012. Such investment fees were classified within net appreciation (depreciation) in fair value of investments in 2010.

Risks and Uncertainties

The Plan provides for various investment options that are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Plan Tax Status

The Plan obtained its latest determination letter on April 20, 2012, in which the Internal Revenue Service stated that the Plan and related trust, as then designed, were in compliance with the applicable requirements of the Internal Revenue Code and therefore not subject to tax. The Plan has not been amended since receiving the determination letter.

The Plan is no longer subject to U.S. federal tax examinations by tax authorities for years before 2008.

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Symmetry Medical Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2011 and 2010

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document. Interest income recognized on notes receivable from participants totaled $113,369 and $128,283 for 2011 and 2010, respectively. These amounts are included in interest on the Statements of Changes in Net Assets Available for Benefits.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Subsequent Events

Effective January 1, 2012, Olsen Medical, LLC was added as a participating employer of the Plan.

Note 3:          Investments

The Plan’s investments are held by a bank-administered trust fund. The Plan’s investments (including investments bought, sold and held during the year) appreciated (depreciated) in fair value during 2011 and 2010 as follows:

	2011
	Net Appreciation (Depreciation) in Fair Value During Year	Fair Value at End of Year
Mutual funds
Balanced funds	$(487,604)	$15,783,487
Growth funds	(418,847)	18,977,918
Fixed income funds	217,117	4,670,849
International funds	(808,563)	2,387,743
Symmetry Medical Inc. stock fund	(38,159)	286,436
Collective investment trust funds
Index fund	(173,400)	3,105,969
Fixed income fund	67,947	3,772,723
	$(1,641,509)	$48,985,125

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Symmetry Medical Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2011 and 2010

	2010
	Net Appreciation in Fair Value During Year	Fair Value at End of Year
Mutual funds
Balanced funds	$1,058,538	$12,073,288
Growth funds	2,378,024	21,839,895
Fixed income funds	55,530	4,406,168
International funds	203,116	3,259,693
Symmetry Medical Inc. stock fund	34,142	303,374
Collective investment trust funds
Index fund	652,918	3,340,631
Fixed income fund	72,059	3,017,114
	$4,454,327	$48,240,163

The fair value of individual investments that represent 5% or more of the Plan’s net assets are as follows:

		December 31
		2011	2010
**	Artio International Equity Fund	$2,387,743	$3,259,693
	Janus Balanced Fund	2,965,510	2,968,754
**	Janus Twenty Fund	—	5,919,826
*	Mainstay Large Cap Growth I	5,097,775	—
	Mosiac Mid Cap Fund	4,422,707	4,175,493
	Wells Fargo Advantage Index Fund	3,225,198	3,265,253
	Wells Fargo Advantage Total Return Bond Fund	4,391,529	4,033,259
	Wells Fargo Collective Russell 2000 Index Fund	3,105,969	3,340,631
	Wells Fargo Collective Stable Return Fund	3,772,723	3,017,114
	Wells Fargo Diversified Equity Fund	4,313,805	4,400,504
	*Wells Fargo Outlook 2020 Fund	2,829,528	2,488,774
	Wells Fargo Outlook 2030 Fund	3,600,399	2,975,509

* Represents less than 5% of total net assets as of December 31, 2010.

** Represents less than 5% of total net assets as of December 31, 2011.

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Symmetry Medical Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2011 and 2010

Note 4:          Related Party Transactions

Certain Plan investment shares of mutual funds are managed by Wells Fargo Bank, N.A., who is the trustee of the Plan. Transactions in such investments are considered to be party-in-interest investments. Fees paid to Wells Fargo Bank and affiliates for administrative, recordkeeping and trustee services were $96,885 and $12,770 for the years ended December 31, 2011 and 2010, respectively.

The Company provides certain accounting, recordkeeping and administrative services for which it receives no compensation.

Note 5:          Disclosures About Fair Value of Assets and Liabilities

Topic 820, Fair Value Measurements, defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Topic 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1	Quoted prices in active markets for identical assets or liabilities

Level 2	Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

Following is a description of the valuation methodologies used for assets measured at fair value on a recurring basis and recognized in the accompanying statement of financial position, as well as the general classification of such assets pursuant to the valuation hierarchy. The Plan has no liabilities measured on a recurring basis. Additionally, the Plan has no assets or liabilities measured at fair value on a nonrecurring basis.

Investments

Where quoted market prices are available in an active market, investments are classified within Level 1 of the valuation hierarchy. Level 1 investments consists of interests in mutual funds. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. The Plan’s Level 2 investments consist of collective investment trust funds and Symmetry Medical Inc. stock fund. The collective investment trust funds are valued at the net asset value (NAV) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities and then divided by the number of shares outstanding. The Symmetry Medical Inc. stock fund is valued based upon the closing price reported of the underlying stock and money market funds on the active market on which they are traded. Units of the Symmetry Medical Inc. stock fund are not traded on an active market.

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Symmetry Medical Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2011 and 2010

In certain cases where Level 1 or Level 2 inputs are not available, investments are classified within Level 3 of the hierarchy. There are no investments classified as Level 3.

The following table presents the fair value measurements of assets recognized in the accompanying statements of net assets available for benefits measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2011 and 2010:

	2011
		Fair Value Measurements Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Mutual funds
Balanced funds	$15,783,487	$15,783,487	$—	$—
Growth funds	18,977,918	18,977,918	—	—
Fixed income funds	4,670,849	4,670,849	—	—
International funds	2,387,743	2,387,743	—	—
Symmetry Medical Inc. stock fund	286,436	—	286,436	—
Collective investment trust funds
Index fund	3,105,969	—	3,105,969	—
Fixed income fund	3,772,723	—	3,772,723	—
	$48,985,125	$41,819,997	$7,165,128	$—

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Symmetry Medical Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2011 and 2010

	2010
		Fair Value Measurements Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Mutual funds
Balanced funds	$12,073,288	$12,073,288	$—	$—
Growth funds	21,839,895	21,839,895	—	—
Fixed income funds	4,406,168	4,406,168	—	—
International funds	3,259,693	3,259,693	—	—
Symmetry Medical Inc. stock fund	303,374	—	303,374	—
Collective investment trust funds
Index fund	3,340,631	—	3,340,631	—
Fixed income fund	3,017,114	—	3,017,114	—
	$48,240,163	$41,579,044	$6,661,119	$—

Note 6:          Reconciliation of Financial Statement to Form 5500

Differences between the Annual Return/Report of Employee Benefit Plan (Form 5500) filed with the Internal Revenue Service and the accompanying financial statements include reporting the fair value of the collective investment funds at fair value in Form 5500 and recording the fund at fair value with an adjustment to contract value in the accompanying statements of net assets available for benefits as prescribed by the FSP. The statement of changes in net assets available for benefits included in the Plan’s Form 5500 filing also excludes the impact of adjustment from fair value to contract value for the common collective fund.

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Supplementary Information

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Symmetry Medical Inc. 401(k) Plan

EIN 35-1996126 PN 001
Schedule H, Line 4i—Schedule of Assets (Held at End of Year)
December 31, 2011

	Identity of Issuer	Description of Investment	Current Value

	Mutual Funds
	American Funds New Perspective Fund	73,447 shares	$1,918,433
	Artio International Equity Fund	105,559 shares	2,387,743
	Investco Diversified Dividend Fund	174,145 shares	2,070,541
	Janus Balanced Fund	121,140 shares	2,965,510
	Mainstay Large Cap Growth Fund	721,043 shares	5,097,775
	Mosaic Mid Cap Fund	379,632 shares	4,422,707
*	Wells Fargo Advantage Total Return Bond Fund	341,753 shares	4,391,529
*	Wells Fargo Diversified Equity Fund	172,690 shares	4,313,805
*	Wells Fargo Advantage Index Fund	76,102 shares	3,225,198
*	Wells Fargo Outlook Today Fund	25,744 shares	279,320
*	Wells Fargo Outlook 2010 Fund	56,141 shares	730,401
*	Wells Fargo Outlook 2020 Fund	205,485 shares	2,829,528
*	Wells Fargo Outlook 2030 Fund	260,144 shares	3,600,399
*	Wells Fargo Outlook 2040 Fund	165,854 shares	2,476,203
*	Wells Fargo Outlook 2050 Fund	132,725 shares	1,110,905
			41,819,997

*	Symmetry Medical Inc. Stock Fund	63,710 units	286,436

	Collective Investment Trust Funds
*	Wells Fargo Collective Russell 2000 Index Fund	194,244 shares	3,105,969
*	Wells Fargo Collective Stable Return Fund	78,855 shares	3,772,723
			6,878,692
*	Participant Loans	Various loans with interest rates varying from 3.25% to 10.5% due through August 12, 2033.	2,441,756
			$51,426,881

*	Party-in-Interest

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SYMMETRY MEDICAL INC. 401(k) PLAN

Date: June 26, 2012	By:	/s/ RONDA L. HARRIS
Ronda L. Harris
Chief Accounting Officer

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